FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

ENEL AMÉRICAS ANNOUNCES PLANNED VOLUNTARY DELISTING OF ITS NOTES FROM THE NEW YORK STOCK EXCHANGE

SANTIAGO, CHILE, July 1, 2022 ─ ENEL AMÉRICAS S.A. (NYSE: ENIAY) today announced that its Board of Directors has unanimously approved the voluntary delisting of its outstanding 4.00% Notes due October 25, 2026 (NYSE: ENIA26A) and 6.60% Notes due December 1, 2026 (NYSE: ENIA26) (collectively, the “Notes”) from The New York Stock Exchange (the “NYSE”) and deregistration with the U.S. Securities and Exchange Commission (the “SEC”) upon satisfaction of the requirements for deregistration. In connection with its intended delisting, Enel Américas notified the NYSE today that it will apply for voluntary delisting of the Notes and has requested that the Notes be suspended from trading on July 21, 2022. As a result, the last day of trading for the Notes on the NYSE is expected to be on July 20, 2022.

1.	Reasons for the Application for Voluntary Delisting of the Notes from the NYSE

On May 31, 2022, Enel Américas announced its intention to voluntarily delist its American Depositary Shares (“ADSs”) from the NYSE, to terminate its American Depositary Receipt facility and to deregister with the SEC upon satisfaction of the requirements for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Given these circumstances, Enel Américas has concluded that the costs of compliance, the demand of management’s time and resources required to maintain the listing of the Notes on the NYSE and to satisfy the periodic reporting obligations applicable to the Notes under the Exchange Act are greater than the benefits received by Enel Américas and the holders of the Notes. As a result, Enel Américas has decided to file an application for voluntary delisting of the Notes from the NYSE as part of its effort to reduce operational expenses.

2.	No Other Listing of the Notes

Enel Américas has not arranged for the listing of the Notes on another national securities exchange in the United States or for quotation of such securities in any other quotation system.

3.	Implementation Schedule of Application for Voluntary Delisting of the Notes from the NYSE*

July 1, 2022 Notice to the NYSE of its application to delist the Notes

July 11, 2022 (planned) Submission of Form 25 to the SEC to delist the Notes from the NYSE

July 20, 2022 (planned) Last day of trading on the NYSE

July 21, 2022 (planned) Notes suspended from trading on the NYSE

July 21, 2022 (planned) Effective date of Form 25

* The schedule provided above, including the anticipated effective dates, may be delayed if the SEC objects to the delisting or requests an extended review or for other reasons.

5.       Future Actions

On or after the effective date of the Form 25 and following satisfaction of the relevant conditions for terminating its reporting obligations Section 15(d) of the Exchange Act with respect to the Notes, Enel Américas intends to file a Form 15F to terminate its reporting obligations under Section 15(d) of the Exchange Act with respect to the Notes. Enel Américas intends to release further information on such termination of its Section 15(d) reporting obligations with respect to the Notes at a later date.

Enel Américas reserves the right, for any reason, to delay any of the filings described above, to withdraw them prior to effectiveness, and to otherwise change its plans in respect of delisting of the Notes and the termination of its reporting obligations with respect to the Notes under applicable U.S. federal securities laws in any way.

For further inquiries, please contact:

Rafael de la Haza Head of Investor Relations Tel: +56 2 2353 4400 rafael.delahazacasarrubio@enel.com

Forward-Looking Statements

This announcement contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the intent, belief or current expectations of Enel Américas and its management with respect to, among other things: (1) any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and (2) any statement that is not a historical fact. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include, but are not limited to, the following: the risk that the delisting from the NYSE or the termination of reporting obligations with the SEC may not occur or may be delayed; and the risk factors discussed in Enel Américas’ Annual Report on Form 20-F for the year ended December 31, 2021 under the heading “Item 3.D. Risk Factors.” These forward-looking statements are made only as of the date hereof and Enel Américas undertakes no obligation to update these forward-looking statements, except as required by law.

Contact Information

For further information, please contact:

Investor Relations Department
e-mail: ir.enelamericas@enel.com
Phone: +56 2 2353 4400
Phone: +56 9 9674 9610
Address: Santa Rosa 76, Piso 15, Santiago, Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: July 05, 2022